UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value HK$0.10 per share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8,.30%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.30%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes (a) 1,278,403,444 ordinary shares of China Unicom (Hong Kong) Limited (“China Unicom”) beneficially owned by Telefónica International, S.A.U. as of the date of this Amendment No. 1 to the Schedule 13D and (b) 693,912,264 ordinary shares of China Unicom to be issued pursuant to the Subscription Agreement described herein between Telefónica S.A. and China Unicom.
** Following China Unicom’s capital increase in connection with this transaction, Telefónica’s interest will amount to 8.06% of China Unicom voting share capital.

SCHEDULE 13D
This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on October 24, 2008 jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
On September 6, 2009, Telefónica and China Unicom entered into a subscription agreement (the “Subscription Agreement”) pursuant to which each party conditionally agreed to invest the equivalent of US$1 billion in the other party through the acquisition of shares in the other party.
Under the terms of the Subscription Agreement, the transaction will be implemented, at Telefónica’s election, either through (a) the subscription by Telefónica of 693,912,264 new ordinary shares of China Unicom at a price of HK$11.17 each, and the subscription by China Unicom of 40,730,735 new Telefónica ordinary shares at a price of EUR17.24 each, in each case for cash consideration and subject to adjustment; or (b) the subscription by Telefónica of 693,912,264 new China Unicom ordinary shares at a price of HK$11.17 each to be satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of EUR17.24 each to China Unicom, subject to adjustment.
Accordingly, Telefónica will be acquiring at completion an additional 693,912,264 ordinary shares, of HK$0.10 par value per share (the “New China Unicom Shares”), of China Unicom, to be issued by China Unicom and subscribed by Telefónica either in cash or by the contribution in kind of 40,730,735 Telefónica treasury shares (such acquisition, the “New China Unicom Shares Acquisition”).
Items 1, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 1.	Security and Issuer.
All references to New China Unicom in the Schedule 13D are to China Unicom as defined above.

Item 3.	Source and Amount of Funds or Other Consideration.
Pursuant to the Subscription Agreement, Telefónica will be acquiring 693,912,264 ordinary shares to be issued by China Unicom and subscribed by Telefónica either in cash, for a total of HK$7.751 billion, being an amount equivalent to US$1 billion, or by the contribution in kind of 40,730,735 Telefónica treasury shares. In either case, this acquisition will be funded through internally generated funds. (See Item 6 and Exhibit 1 to this Amendment).

Item 4.	Purpose of Transaction.
On September 6, 2009, Telefónica and China Unicom entered into a strategic alliance agreement in order to establish a co-operation and synergy program which is aimed at strengthening the business of each other by-cooperation based on the network, business model and experience of each other, including in the areas of joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provision of services to multinational customers, roaming, research and development, co-operation and sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution and joint participation in international alliances, and exchange of senior management. In order to strengthen such strategic alliance, the parties have agreed to acquire shares in each other.

Item 5.	Interest in Securities of the Issuer.
Telefónica Internacional currently is the beneficial owner of 1,278,403,444 ordinary shares of China Unicom, or approximately 5.38% of its ordinary share capital, which includes (a) 1,270,827,304 ordinary shares, and (b) 7,576,140 ordinary shares underlying 757,614 ADSs. Telefónica, as the parent of Telefónica Internacional, has shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, such ordinary shares of China Unicom. Pursuant to the Subscription Agreement described below in Item 6, Telefónica has agreed to acquire 693,912,264 ordinary shares of China Unicom, subject to the terms and conditions described therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
SUBSCRIPTION AGREEMENT.
The following summary of certain material provisions of the Subscription Agreement with respect to the New China Unicom Shares Acquisition does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit 1 to this Amendment.
The Transaction
On September 6, 2009, Telefónica and China Unicom entered into the Subscription Agreement, pursuant to which each party conditionally agreed to invest the equivalent of US$1 billion in the other party through the acquisition of shares in the other party. The transaction will be implemented, at Telefónica’s election either through:
(1)
the subscription by Telefónica of 693,912,264 new shares of China Unicom at a price of HK$11.17 each and the subscription by China Unicom of 40,730,735 new Telefónica ordinary shares at a price of EUR17.24 each , in each case for cash consideration; or

(2)
the subscription by Telefónica of 693,912,264 new shares of China Unicom at a price of HK$11.17 each to be satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of EUR17.24 each.

in each case, subject to adjustments as described below in respect of China Unicom Shares.
The New China Unicom Shares
The number of New China Unicom Shares was arrived at by dividing HK$7,751,000,000 (being an amount equivalent to US$1 billion converted at the agreed exchange rate) by the arithmetic average of the official closing prices on the Hong Kong Stock Exchange per Share for the 30 consecutive days in which the Shares were traded on the Hong Kong Stock Exchange ending on 28 August 2009 (the “China Unicom Price per Share”).

Acting pursuant to the general mandate granted by the China Unicom’s shareholders at the annual general meeting of China Unicom held on May 26, 2009, the board of directors of China Unicom has approved the allotment and issuance of the New China Unicom Shares to be subscribed for by Telefónica (directly or through any of its subsidiaries).
The New Unicom Shares when allotted and issued will be credited as fully paid, will be free of all encumbrances and will rank pari passu in all respects with the other existing ordinary shares of HK$0.10 par value per share of China Unicom listed on the Hong Kong Stock Exchange.
Telefónica has agreed with China Unicom that for a period of one year from completion of the acquisition of the New China Unicom Shares (“Completion”), Telefónica shall not, directly or indirectly, sell, transfer or dispose of any of the shares held, directly or indirectly, by Telefónica or any of its subsidiaries (save for the transfer of such shares to any member of the Telefónica group). China Unicom has made an analogous undertaking with respect to its participation in Telefónica’s share capital.
An application will be made by China Unicom to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New China Unicom Shares on the Hong Kong Stock Exchange.
Adjustments
In the event that any dividends and/or other distributions are made or paid by China Unicom to its shareholders after the date of the Subscription Agreement but before Completion, the China Unicom Price Per Share shall be reduced by the amount of such dividends and/or other distributions corresponding to the China Unicom ordinary shares on a per share basis.
If, from the date of the Subscription Agreement until Completion, there occurs any change in the issued share capital of China Unicom, by reason of share splits, share consolidation, exchange of all the shares of China Unicom, or similar events, the number of the New China Unicom Shares shall be adjusted appropriately so that Telefónica shall receive such equivalent number of New China Unicom Shares after taking into consideration the effects of such event on the number of shares comprised in the share capital or the capital stock of China Unicom.
Condition to Completion
Completion of the subscription for the New China Unicom Shares by Telefónica is conditional on the following conditions being fulfilled (or, if applicable, waived) on or before November 7, 2009 (or such other date as the Company and Telefónica may agree in writing) (the “Long Stop Date”):
(i)
the listing of, and permission to deal in, all the New China Unicom Shares having been granted by the Listing Committee of the Hong Kong Stock Exchange and such listing and permission not subsequently being revoked prior to completion;

(ii)
the warranties given by China Unicom in the Subscription Agreement being true and accurate as at the date of the Subscription Agreement and remaining so as at the date of Completion as if made on that date;

(iii)
there not having been any material adverse change (as this term has been defined in the Subscription Agreement) in respect of China Unicom or its group of companies, and China Unicom having operated its business and the group’s business in the ordinary course of business, since the last published consolidated accounts of the company; and

(iv)
all of the conditions to China Unicom’s acquisition of shares in Telefónica under the Subscription Agreement having been satisfied, or waived (other than the condition set out in paragraph 3.1.1 of the Subscription Agreement) by China Unicom, as the case may be.

Telefónica’s conditions under the Subscription Agreement set out in paragraphs (ii) and (iii) above are the only conditions that can be waived by Telefónica, in whole or in part.
Completion
Subject to the conditions established in the Subscription Agreement having been fulfilled or waived by China Unicom or Telefónica, as the case may be, on or before the Long Stop Date, Completion shall take place on the fifth business day following the date on which the last condition has been satisfied or waived by the relevant party, as the case may be.
If the conditions are not fulfilled or waived by the relevant party, as the case may be, on or before the Long Stop Date, the Subscription Agreement shall automatically terminate, save that certain provisions, including Telefónica’s entitlement to nominate one representative to the Board referred to below, shall survive termination.
Telefónica’s Board Representation
Subject to Telefónica or any of its subsidiaries holding in aggregate, directly or indirectly, not less than 5% of the issued share capital of China Unicom from time to time and to the extent not prohibited under applicable law, the articles of association of China Unicom and the Listing Rules, Telefónica shall be entitled to nominate one representative to the Board of Directors of China Unicom.
Undertakings by China Unicom
China Unicom has agreed to use its best endeavours to maintain a listing of all the issued ordinary shares of China Unicom on the Hong Kong Stock Exchange. With effect from Completion, and for so long as the strategic alliance agreement with Telefónica is in effect, China Unicom shall not (i) offer, issue or sell any significant number of its ordinary shares (including those held in treasury by the company itself, if any), or any securities convertible into or other rights to subscribe for or purchase a significant number of China Unicom’s ordinary shares (including those held in treasury by the company itself, if any), to any current major competitor of Telefónica or (ii) make any significant investment, directly or indirectly, in any current major competitor of Telefónica. Telefónica has made similar undertakings.
The strategic alliance agreement between the parties terminates on the third anniversary and automatically renews thereafter for one year terms, subject to either party’s right to terminate on six month’s notice. Also, the strategic alliance agreement may be terminated by China Unicom if Telefónica sells its shares in China Unicom causing it to own less than 5% of the issued share capital of China Unicom or by Telefónica if China Unicom sells its shares in Telefónica and ceases to own at least 0.5% of the issued share capital of Telefónica. In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:
Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited

Exhibit 2:
Joint Filing Agreement, dated September 24th, 2009, between Telefónica, S.A. and Telefónica Internacional, S.A.U.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 17th, 2009

TELEFÓNICA, S.A.
By:	/s/ María Luz Medrano Aranguren
	Name:	María Luz Medrano Aranguren
	Title:	Group General Vice Counsel

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Cristian Aninat Salas
	Name:	Cristian Aninat Salas
	Title:	General Counsel

Exhibit Index

Exhibit No.

1.	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.

2.	Joint Filing Agreement, dated September 24, 2009, between Telefónica, S.A. and Telefónica Internacional, S.A.U.